Exhibit 99.1

Carbon Revolution Secures Further Release of $5 Million from OIC

Geelong, Australia, November 5, 2024. Carbon Revolution plc (Nasdaq: CREV) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced that OIC has released an incremental US$5 million of the escrowed US$35 million facility, of which, as a result of this most recent release, all US$35 million has now been released. In connection with the release the Company issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding.

Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.

The release of funds from escrow is the final release of the aggregate of US$35 million funded by OIC into escrow in connection with the closing of the Company’s business combination in November 2023. The Company currently does not have any additional committed financing, as the original Securities Purchase Agreement by and between the Company and OIC provides for up to US$40 million of additional funding by OIC for the purpose of funding a future manufacturing facility or material upgrades to the existing Australian facility. The Company continues to work with OIC to secure additional funding to support near-term liquidity requirements and is now in discussions with OIC in relation to the provision of some or all of US$40 million of additional funds for ongoing operations and incremental capacity expansion at the existing facility. Such funding is subject to the Company and OIC reaching agreement on the terms and conditions for such funding, and receipt of such funding will likely be dependent on the Company meeting performance milestones specified in such agreement. Such funding will also require the agreement of the holders of the outstanding notes issued by a wholly-owned subsidiary of the Company pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates. However, the Company makes no assurances that it will be able to reach agreement with OIC on such conditions and obtain such financing on acceptable terms, or at all, or that it will reach agreement with the holders of such outstanding notes, or that it will meet any agreed performance milestones.

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About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) (the “Company” or “Carbon Revolution”) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) Carbon Revolution's liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (ii) risks related to its ability to meet financial covenants and other key covenants under existing financing arrangements or to obtain waivers or forbearance from compliance with such covenants, which could result in the acceleration of outstanding indebtedness, (iii) changes in domestic and foreign business, market, financial, political and legal conditions; (iv) the ability to maintain the listing of Carbon Revolution’s securities on Nasdaq or any other exchange on which such securities may be listed in the future; (v) the failure to realize the benefits of being listed on a U.S. securities exchange and publicly-traded in the United States, (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (viii) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and conflicts in the Middle East; (ix) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (x) the impact of pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xiii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Shell Company Report on Form 20-F.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com